Filed Pursuant to Rule 424(b)(5)
Registration No. 333-288513

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 10, 2025)

Up to $4,986,750 of Common Stock

This prospectus supplement updates and amends certain information contained in the prospectus supplement, dated September 8, 2025 and the base prospectus, dated July 10, 2025 (together, the “Prospectus”), relating to the sale of shares of our common stock, par value $0.01 per share (the “Common Stock”) by Shimmick Corporation (the “Company”) from time to time to or through Roth Capital Partners, LLC (the “Sales Agent”), acting as sales agent pursuant to that certain At the Market Offering Agreement, dated September 8, 2025, by and between the Company and the Sales Agent (the “ATM Agreement”), in sales deemed to be “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

This prospectus supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information presented herein supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Prospectus, including any amendments or supplements thereto.

Under the Prospectus, we initially registered up to $7,800,000 of the Common Stock for offer and sale pursuant to the ATM Agreement. We have not sold any shares of Common Stock under the Prospectus. We are filing this prospectus supplement to amend the Prospectus to reduce the amount of Common Stock registered under the Prospectus to $4,986,750.

Investing in our common stock involves risks. See the “Risk Factors” sections on page 6 of the base prospectus and in the documents incorporated by reference into this prospectus supplement concerning factors you should consider before investing in our common stock.

We are an “emerging growth company” and a “smaller reporting company” as such terms are defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Our Common Stock is listed on the Nasdaq under the symbol “SHIM.” On May 21, 2026, the last reported sale price of our Common Stock on Nasdaq was $4.03 per share. As of May 21, 2026, the aggregate market value of our outstanding Common Stock held by non-affiliates was approximately $33.4 million, which was calculated based on 8,278,806 shares of outstanding common stock held by non-affiliates multiplied by a price per share of $4.03, the closing price of our Common Stock on that date. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell the shelf securities in a public primary offering with a value exceeding more than one-third of the aggregate market value of our Common Stock held by non-affiliates in any 12-month period immediately prior to the date of any such offering, so long as the aggregate market value of our outstanding Common Stock held by non-affiliates remains below $75 million. During the 12 calendar months prior to and including the date of this prospectus supplement, we have not offered or sold any securities pursuant to General Instruction I.B.6 of Form S-3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Roth Capital Partners

The date of this prospectus supplement is May 22, 2026.